[NeurogesX Letterhead]

October 12, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assitant Director
Jim B. Rosenberg, Senior Assistant Chief Accountant
Sasha Parikh, Staff Accountant
Mark Brunhofer, Review Accountant
Michael Rosenthall

Re:	NeurogesX, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the quarter ended June 30, 2010
Definitive Proxy Statement on Schedule 14A Filed April 20, 2010
File No. 001-33438

Dear Mr. Rosenberg:

On behalf of NeurogesX, Inc. (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s (the “Commission”) letter to Anthony DiTonno, President and Chief Executive Officer of the Company, dated September 27, 2010 (the “Comment Letter”).

The Company is working expeditiously to respond to the Comment Letter. However, in order to fully address the comments from the staff of the Commission (the “Staff”), the Company respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. The Company currently anticipates submitting a response to the Comment Letter on or before October 15, 2010.

Securities and Exchange Commission

October 12, 2010

Please do not hesitate to contact me (650-358-3300), or Michael O’Donnell or Gavin McCraley at Wilson, Sonsini, Goodrich & Rosati, P.C. (650-493-9300), with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Sincerely,

NeurogesX, Inc.

/S/ Stephen Ghiglieri

Stephen Ghiglieri
Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:	Anthony DiTonno,
President and Chief Executive Officer
NeurogesX, Inc.

Michael O’Donnell, Esq.
Gavin McCraley, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation